

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 25, 2009

<u>Via U S Mail and FAX [81-3-3214-7711]</u>

Mr. Yuichi Kurita
Director and Managing Executive Officer
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2 Marunouchi
Chiyoda-ku
Tokyo 100-0005 Japan

> **Re: Advantest Corporation**
> **Form 20-F for the fiscal year ended March 31, 2009**
> **Filed on June 26, 2009**
> **File No. 1-15236**

Dear Mr. Kurita:

    We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Brian Cascio
                                Accounting Branch Chief